AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 22, 2002
                                                  F-2 REGISTRATION No. 333-76414


--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                           AMENDMENT NO. 1 TO FORM F-2
                                       AND
                   POST-EFFECTIVE AMENDMENT NO. 3 TO FORM F-2


                          ORIGINALLY FILED ON FORM F-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                      BONSO ELECTRONICS INTERNATIONAL INC.
                     --------------------------------------
             (Exact name of Registrant as specified in its charter)

       British Virgin Islands                                   None
      ------------------------                                 ------
   (State or other jurisdiction of                        (I.R.S. Employer
   incorporation or organization)                      Identification Number)

               Unit 1106-1110, 11/F, Star House, 3 Salisbury Road
                         Tsimshatsui, Kowloon, Hong Kong
                                 (852) 2605-5822
           -----------------------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)

                            Henry F. Schlueter, Esq.
                              Celia Velletri, Esq.
                          Schlueter & Associates, P.C.
                       1050 Seventeenth Street, Suite 1700
                             Denver, Colorado 80265
                                 (303) 292-3883
               --------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] --------

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] --------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                             PURSUANT TO RULE 429 THE REGISTRATION STATEMENT
                             IS BEING COMBINED WITH REGISTRATION NO. 333 - 32524



                                           Calculation of Registration Fee(2)

-------------------------------------------------------------------------------------------------------------------
                                                             Proposed maximum     Proposed maximum      Amount of
Title of each class of                     Amount to be       offering price     aggregate offering   registration
securities to be registered                 registered          per unit(3)           price(3)             fee

-------------------------------------------------------------------------------------------------------------------
Common stock purchase warrants(4)          2,174,403(5)          $  0.00               $  0.00             $ 0

Common stock issuable upon
exercise of the common stock
purchase warrants                          1,087,201(5)           $17.50             $19,026,017        $5,023

Common stock issuable upon
exercise of other common
stock purchase warrants(6)(7)                250,000(5)          $  8.00             $ 2,000,000       $   528

Common stock(7)                              350,000              $14.875(8)         $ 5,206,250(8)     $1,374

Common stock(7)                              180,726             $  3.04(9)         $    549,407(9)     $ 132(1)
                                                                                                        -----

Total registration fee                                                                                  $7,057(1)
                                                                                                        ======

===================================================================================================================

(1) $6,925 of the registration fee has been previously paid with SEC File No. 333 - 32524, and $132 is included herewith as the filing fee for the additional securities being registered.
(2)  In United States dollars.
(3)  Estimated solely for the purpose of calculating the registration fee.
(4) Issued as a warrant dividend to holders of record of certain prior warrants at the close of trading on January 19, 2000, and to all persons who exercised the prior warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000.
(5) An indeterminate number of additional shares of common stock are registered hereunder which may be issued, as provided in the warrants, in the event provisions against dilution become operative. No additional consideration will be received by Bonso upon issuance of additional shares issued as a result of the exercise of these warrants.
(6) Underlie warrants issued to a consultant in accordance with a consulting agreement dated January 14, 2000. Fifty thousand of the original shares registered for resale have been acquired by the consultant and have been resold so that the amount remaining is 200,000. These shares have been included here only for the registration fee calculation.
(7)  May be sold from time to time, at varying prices, by a selling shareholder.
(8)  Based upon the closing price of the common stock on March 1, 2000.
(9)  Based upon the closing price of the common stock on January 4, 2002.

     The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on the date as the Commission, acting pursuant to said section 8(a), may determine.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

                      BONSO ELECTRONICS INTERNATIONAL INC.

                        1,087,201 Shares of Common Stock
             Issuable on Exercise of Common Stock Purchase Warrants
                                       and
         730,726 Shares of Common Stock Offered by Selling Shareholders

     We are registering 2,174,403 common stock purchase warrants that were issued as a dividend to all record holders at the close of trading on January 19, 2000 of certain prior warrants, which expired on January 31, 2000, and to all persons who exercised the prior warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. We are also registering 1,087,201 shares of common stock issuable upon the exercise of those warrants.

     Each two warrants are exercisable to purchase one share of our common stock at an exercise price of $17.50 per share. The warrants originally expired on December 31, 2001; however, in October 2001, our board of directors extended the expiration date until December 31, 2002.

     The warrants are redeemable by us upon 30 days notice at a redemption price of $.01 per warrant but only if the public trading price for our common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days.


     We are also registering for resale by certain selling shareholders 200,000 shares of common stock which may be issued upon exercise of outstanding warrants and 530,726 outstanding shares of common stock. These shares may be offered and sold from time to time by selling shareholders at the market. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

     Prior to this offering, the common stock has traded on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol "BNSO" and the common stock purchase warrants have traded under the symbol "BNSOZ." As of February 20, 2002 (two trading days prior to the date of this prospectus), the reported closing sales price of the common stock on NASDAQ-National Market System was $2.51, and the reported closing sales price of the common stock purchase warrants on the NASDAQ-SmallCap Market was $0.04.



     An investment in these securities involves a high degree of risk. See "Risk Factors" beginning at page 6 of this prospectus for a discussion of certain factors that you should consider before investing in these securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                The date of this prospectus is February __ , 2002

--------------------------------------------------------------------------------
                                              Underwriting
                           Price to           Discounts and         Proceeds to
                          Public(1)(2)        Commissions           Company(3)
--------------------------------------------------------------------------------

Per Warrant             $           0.00       $     0.00         $         0.00
Per Share(4)            $          17.50       $     0.00         $        17.50
Total Offering          $  19,026,017.50       $     0.00         $19,026,017.50
--------------------------------------------------------------------------------
                                                     Footnotes on following page

(1) The warrants were issued as a dividend to all record holders of our warrants at the close of trading on January 19, 2000, and to all persons who exercised our warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. The shares of common stock underlying the warrants are being offered by us to the holders of the warrants. There is no minimum purchase amount. The shares of common stock are offered for cash only. The exercise price of the warrants was arbitrarily determined and bears no relationship to the value of the company or its assets, nor does the exercise price represent that the common stock has a value or could be resold at that price. The shares of common stock are being sold on a "best efforts" basis by us; consequently, no minimum number of shares is required to be sold.
(2) The 730,726 shares offered by the selling shareholders are being registered for the benefit of, and may be sold from time to time by, the selling shareholders at the market. We will receive no proceeds from the sale of these shares by the selling shareholders.
(3) Before deducting other expenses of the offering payable by us estimated at $186,307, including, among others, registration and filing fees, professional fees and printing expenses. All proceeds received upon exercise of the warrants will be applied directly to our benefit. There is no escrow of funds and no assurance that all or any portion of the warrants will be exercised.
(4)   Shares underlying the dividend warrants.

         You may exercise your warrants only if you live in a state where the common stock has been qualified for issuance under applicable state laws, including registration if required under your state's law. As a result, you may not be permitted to exercise your warrants but may have to sell your warrants or let them expire unexercised.

                               PROSPECTUS SUMMARY

     This summary highlights important information about our business and about this offering. Because it's a summary, it doesn't contain all the information you should consider before exercising your warrants. Therefore, please read the entire prospectus.

     As used in this prospectus, "China" refers to all parts of the People's Republic of China other than the Special Administrative Region of Hong Kong. The term "we" or "us" refers to Bonso Electronics International Inc. and, where the context requires or suggests, its direct and indirect subsidiaries. References to "dollars" or "$" are to United States dollars, references to "HK$" are to Hong Kong dollars and references to "RMB" are to Chinese Renminbi. All outstanding share data excludes 514,000 shares of common stock reserved for issuance upon exercise of outstanding stock options, 1,087,201 shares reserved for issuance upon exercise of outstanding warrants and 730,300 shares reserved for issuance upon exercise of stock options which may be granted in the future under our 1996 Stock Option Plan and our 1996 Non-Employee Directors' Stock Option Plan.

The Warrant Dividend

     On January 5, 2000, we declared a warrant dividend payable to all record holders of our warrants at the close of trading on January 19, 2000, and to all persons who exercised our warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. The warrant dividend and January 19, 2000 record date were publicly announced in a press release. Each two warrants are exercisable to purchase one share of our common stock at an exercise price of $17.50 per share. The warrants originally were exercisable any time prior to 2:00 p.m. (Pacific Time) on December 31, 2001; however, in October 2001, our board of directors extended the expiration date until December 31, 2002, unless further extended by the board of directors.

     The warrants are redeemable by us upon 30 days notice at a redemption price of $.01 per warrant but only if the public trading price for our common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days.

     The registration statement of which this prospectus is a part registers the warrants and the shares of common stock underlying the warrants.

     The exercise price of the warrants as described above is wholly arbitrary and there is no assurance that the price of the common stock will, at any time, equal or exceed the exercise price of the warrants. The warrants can be exercised only if a current prospectus is in effect. See "Description of Securities--Warrants."

Shares for Resale

     Under the original prospectus we had registered 250,000 shares of common stock issuable upon exercise of outstanding warrants, 50,000 of which have been purchased and subsequently resold. Under this post-effective amendment, we are registering for resale by certain selling shareholders the remaining 200,000 shares of common stock which may be issued upon exercise of outstanding warrants, and 530,726 outstanding shares of common stock. These shares may be offered and sold from time to time by selling shareholders.

The Company

     We design, develop, produce and sell electronic sensor-based and wireless products for private label Original Equipment Manufacturers (individually "OEM" or collectively "OEMS"). Bonso Electronics International Inc. was formed on August 8, 1988 as a limited liability International Business Company under the laws of the British Virgin Islands under the name "Golden Virtue Ltd." On September 14, 1988, we changed our name to Bonso Electronics International, Inc. The company operates under the International Business Companies Ordinance, 1984, of the British Virgin Islands.

     As part of our ongoing expansion of the sensor-based product business, effective as of May 1, 2001 we acquired 100% of the equity of KORONA Haushaltswaren GmbH & Co. KG , ("Korona"), which was formerly a wholly-owned subsidiary of Augusta Technologie AG ("Augusta"), Frankfurt am Main, Germany, for approximately $3,634,000 subject to closing adjustments. Korona had sales of approximately $16 million for the fiscal year ended December 31, 2000. Korona markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. We have manufactured a portion of Korona's product line under an OEM agreement since 2000 and are very familiar with Korona's stature in Europe and its potential for wider global distribution.

     We have manufactured all of our products in China since 1989 in order to take advantage of the lower overhead costs and competitive labor rates available there. The location of our factory in Shenzhen, China, only about 50 miles from Hong Kong, permits us to easily manage manufacturing operations from Hong Kong, and facilitates transportation of our products out of China through the port of Hong Kong.

     For the fiscal year ended March 31, 2001, we had sales of approximately $29,567,000 and net income of approximately $1,604,000. For the fiscal year ended March 31, 2000, we had sales of approximately $15,380,000 and net income of approximately $348,000.

     Our corporate administrative matters are conducted through our registered agent, HWR Services Limited, P.O. Box 71, Road Town, Tortola, British Virgin Islands. Our principal executive offices are located at Unit 1106 - 1110, Star House, 3 Salisbury Road, Tsimshatsui, Kowloon, Hong Kong. Our telephone number is 852-2605-5822, our facsimile number is 852-2691-1724, our e-mail address is info@bonso.com and our website is www.bonso.com. Our registered agent in the United States is Henry F. Schlueter, Esq., 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265.

The Offering

Securities offered ..............       2,174,403 warrants, exercisable to
                                        purchase one share of common stock for
                                        each two warrants exercised until 2:00
                                        p.m. (Pacific Time) on December 31,
                                        2002.

                                        1,087,201 shares of common stock, $0.003 par value, issuable upon exercise of warrants. The shares are offered on a registered basis and not as bearer shares.

Exercise price per share ........        $17.50 per share
  of common stock

Terms of the offering ...........        We issued 2,174,403 warrants as a
                                        dividend to all record holders of our
                                        warrants at the close of trading on
                                        January 19, 2000, and to all persons who exercised our warrants during the period commencing on November 22, 1999 and ending at the close of trading on January 19, 2000. We are offering the shares of common stock solely to the holders of the warrants. Shares not issued in this offering will not be offered or sold to the public. However, shares issued upon exercise of the warrants, as well as the other shares being registered by the registration statement which included this prospectus, may be resold under this prospectus from time to time.

Common stock outstanding ........       5,586,859 shares
  prior to offering

Common stock outstanding ........       6,674,060 shares
  after offering if all
  warrants exercised

Estimated net proceeds to Bonso..       $18,838,369
  if all warrants exercised

Use of proceeds .................       We intend to use the net proceeds from
                                        this offering for working capital. See
                                        "Use of Proceeds."

Risk factors ....................       Acquisition of shares of our common
                                        stock entails a high degree of risk and
                                        exercise of our warrants also entails
                                        immediate substantial dilution. See
                                        "Risk Factors."

Nasdaq symbols ..................       Common Shares.....          BNSO
                                        Warrants..........          BNSOZ

Shares Being Offered for Resale

Shares offered for resale........      Two Hundred Thousand (200,000) shares of
                                        common stock which may be issued upon
                                        exercise of outstanding warrants, and
                                        530,726 shares of common stock currently issued and outstanding. These shares may be offered and sold from time to time by selling shareholders.

Advisers and Auditors

Legal Advisers...................       Schlueter & Associates, P.C.
                                        1050 Seventeenth Street, Suite 1700
                                        Denver, Colorado 80265
                                        U.S.A.
                                        Telephone: (303) 292-3883

                                        Harney Westwood & Riegels
                                        Craigmuir Chambers
                                        P.O. Box 71
                                        Road Town, Tortola
                                        British Virgin Islands
                                        (284) 494-2233

Auditors for Bonso Electronics
 International Inc...............       PricewaterhouseCoopers
                                        22nd Floor Prince's Building
                                        Central
                                        Hong Kong
                                        Telephone: (852) 2289-8888
                                        Member of the Hong Kong
                                        Society of Accountants

Auditors for Korona..............       Ernst & Young
                                        Deutsche Allgemeine Treuhand AG
                                        Wirtschaftspruefungsgesellschaft
                                        Leisewitzstrasse 47
                                        30175
                                        Hannover, Germany
                                        (49) 511-340-1531
                                        Member of the Institute for German
                                        Accountants

                                  RISK FACTORS

Investment in the securities offered through this prospectus involves a high degree of risk. Please carefully consider the following risk factors, along with the other information contained in this prospectus, before deciding whether to exercise your warrants.


Political, Legal, Economic and Other Uncertainties of Operations in China and Hong Kong



     We Could Face Increased Currency Risks If China Does Not Maintain the Stability of the Hong Kong Dollar. The Hong Kong dollar and the United States dollar have been fixed at approximately 7.80 Hong Kong dollars to $1.00 since 1983. The Chinese government expressed its intention in the Basic Law to maintain the stability of the Hong Kong currency after the sovereignty of Hong Kong was transferred to China. If the current exchange rate mechanism is changed, we face increased currency risks.

     We Face Significant Risks If the Chinese Government Changes Its Policies, Laws, Regulations, Tax Structure, Or Its Current Interpretations of Its Laws, Rules, and Regulations Relating to Our Operations In China. Our manufacturing facility is located in China. As a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. Changes in policies by the Chinese government resulting in changes in laws or regulations or the interpretation of laws or regulations, confiscatory taxation, restrictions on imports and sources of supply, import duties, corruption, currency revaluation or the expropriation of private enterprise could materially and adversely affect us. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. If the Chinese government does not continue to pursue its present policies that encourage foreign investment and operations in China, or if these policies are either not successful or are significantly altered, then our business operations in China could be adversely affected. We could even be subject to the risk of nationalization, which could result in the total loss of investment in that country. Following the Chinese government's policy of privatizing many state-owned enterprises, the Chinese government has attempted to augment its revenues through increased tax collection. Continued efforts to increase tax revenues could result in increased taxation expenses being incurred by us. Economic development may be limited as well by the imposition of austerity measures intended to reduce inflation, the inadequate development of infrastructure and the potential unavailability of adequate power and water supplies, transportation and communications. If for any reason we were required to move our manufacturing operations outside of China, our profitability would be substantially impaired, our competitiveness and market position would be materially jeopardized and we might have to discontinue our operations.

     We Face Risks by Operating In China, Because the Chinese Legal System Relating to Foreign Investment and Foreign Operations Like Bonso's Is New And Evolving And The Application of Chinese Laws Is Uncertain. The legal system of China relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Legislation over the past 20 years has significantly enhanced the protections afforded to various forms of foreign investment in Mainland China. Enforcement of existing laws or agreements may be sporadic and implementation and interpretation of laws inconsistent. The Chinese judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even where adequate law exists in China, it may not be possible to obtain swift and equitable enforcement of that law.

     We Could Be Adversely Affected If China Changes Its Economic Policies In the Shenzhen Special Economic Zone Where We Operate. As part of its economic reform, China has designated certain areas, including Shenzhen where our manufacturing complex is located, as Special Economic Zones. Foreign enterprises in these areas benefit from greater economic autonomy and more favorable tax treatment than enterprises in other parts of China. Changes in the policies or laws governing Special Economic Zones could have a material adverse effect on us. Moreover, economic reforms and growth in China have been more successful in certain provinces than others, and the continuation or increase of these disparities could affect the political or social stability of China.

     If China Becomes Involved In Trade Controversies with the United States, the United States May Impose Higher Duties or Taxes On Goods Manufactured In China And Imported Into the United States, Which Would Result in the Prices of Our Products In the United States Increasing. Further, Such Controversies Could Have A Negative Impact Upon the Market Prices Of Our Stock And Warrants. In 2000, China concluded bilateral negotiations of the major terms for its entry into the World Trade Organization ("WTO") with a number of countries, including the United States, and the European Union, and congress voted to make China's trade status as a most favored nation ("MFN") permanent when it formally entered the WTO. China entered the WTO in December 2001. In the past, various interest groups have urged that the United States not renew MFN for China. Controversies between the United States and China may arise in the future that threaten the status quo involving trade between the United States and China. These controversies could adversely affect our business by, among other things, causing our products in the United States to become more expensive, which could result in a reduction in the demand for our products by customers in the United States. Trade friction between the United States and China, whether or not actually affecting our business, could also adversely affect the prevailing market price of our common shares and warrants.

     If Our Sole Factory Were Destroyed Or Significantly Damaged As A Result of Fire Or Some Other Natural Disaster, We Would Be Adversely Affected. All of our products are currently manufactured at our manufacturing facility located in Shenzhen, China. Fire fighting and disaster relief or assistance in China may not be as developed as in Western countries. We currently maintain property damage insurance aggregating approximately $23,000,000 covering our stock in trade, goods and merchandise, furniture and equipment and buildings. We do not maintain business interruption insurance. Investors are cautioned that material damage to, or the loss of, our factory due to fire, severe weather, flood or other act of God or cause, even if insured against, could have a material adverse effect on our financial condition, results of operations, business and prospects.



Risk Factors Relating to Our Business


     We Depend Upon Our Largest Customers For A Significant Portion Of Our Sales Revenue, And We Cannot Be Certain That Sales Will Continue. If Sales Do Not Continue, Then Our Sales Will Decline And Our Business Will Be Negatively Impacted. Three major customers accounted for approximately 34% of our sales in the fiscal year ended March 31, 2000, and four major customers accounted for approximately 44% of our sales in the fiscal year ended March 31, 2001. We do not enter into long-term contracts with our customers, but manufacture based upon purchase orders. The loss of any of these major customers could have a material negative impact on our sales revenue and our business.

     We Depend Upon Our Key Personnel To Manage Our Company. Our future performance will depend to a significant extent upon the efforts and abilities of certain members of senior management as well as upon our ability to attract and retain other qualified personnel. In particular, we are largely dependent upon the continued efforts of Mr. Anthony So, our president, secretary, treasurer and chairman of our board of directors. We do not have an employment contract with Mr. So, and we have not obtained key man life insurance on Mr. So. To the extent that the services of Mr. So would be unavailable to us, we would be required to obtain another person to perform the duties that he otherwise would perform. It is possible that we will not be able to employ another qualified person, with the appropriate background and expertise, to replace Mr. So on terms suitable to us.

     We Face Strong Competition. Our business is in an industry that is highly competitive, and many of our competitors, both local and international, have substantially greater technical, financial and marketing resources than we have. We compete with scale manufacturers in the Far East, the United States, and Europe. We believe that our principal competitor in the scale market is Measurement Specialties, Inc.; however, as a contract and original equipment manufacturer, we compete with all companies engaged in the contract and original equipment manufacturing business. Both the scale and the telecommunications markets are highly competitive, which results in increased price competition and lower margins as evidenced by the decline in margins that we have experienced with our telecommunications products.



     We Need Qualified Employees. Our success is dependent on our ability to attract and retain qualified technical, marketing and production personnel. We will have to compete with other larger companies for this type of personnel, and there can be no assurance that we will be able to attract or retain qualified personnel of this nature.


     We Are Controlled By Our Management, Whose Interest May Differ From Those Of The Other Shareholders. At the present time, Mr. Anthony So, our founder and president, beneficially owns approximately 32.55% of the outstanding shares of common stock, including shares underlying his outstanding options, or 29.10% without including his outstanding options. Due to his stock ownership, Mr. So may be in a position to elect the board of directors and, therefore, to control our business and affairs including certain significant corporate actions such as acquisitions, the sale or purchase of assets and the issuance and sale of our securities. Mr. So may be able to prevent or cause a change in control. Further, we may also be prevented from entering into transactions that could be beneficial to us without Mr. So's consent. The interest of our largest shareholder may differ from the interests of other shareholders.



     Our Operating Results Are Subject to Wide Fluctuations. Our quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales, gross profit and profitability. This could result from any one or a combination of factors, many of which are beyond our control. Results of operations in any period should not be considered indicative of results to be expected in any future period, and fluctuations in operating results may also result in fluctuations in the market price of our common stock.

Certain Legal Consequences of Foreign Incorporation and Operations

     Judgments Against Us and Our Management May Be Difficult to Obtain or Enforce. We are a holding corporation organized as an International Business Company under the laws of the British Virgin Islands, our principal operating subsidiary is organized under the laws of Hong Kong, where our principal executive offices are also located, and our second operating subsidiary is located in Germany. Outside the United States, it may be difficult for investors to enforce judgments against us obtained in the United States in actions brought against us, including actions predicated upon civil liability provisions of federal securities laws. In addition, most of our officers and directors reside outside the United States and the assets of these persons and of the company are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons, or to enforce against the company or these persons judgments predicated upon the liability provisions of U.S. securities laws. We have been advised by our Hong Kong counsel and our British Virgin Islands counsel that there is substantial doubt as to the enforceability against us or any of our directors or officers located outside the United States in original actions or in actions for enforcement of judgments of U.S. courts of liabilities predicated solely on the civil liability provisions of federal securities laws.

     Because We Are Incorporated in the British Virgin Islands, Our Shareholders May Not Have the Same Protections as Shareholders of U.S. Corporations. We are organized under the laws of the British Virgin Islands. Principles of law relating to matters affecting the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from, and may not be as protective of shareholders as, those that would apply if we were incorporated in a jurisdiction within the United States. Our directors have the power to take certain actions without shareholder approval, including an amendment of our Memorandum or Articles of Association and certain fundamental corporate transactions, including reorganizations, certain mergers or consolidations and the sale or transfer of assets. In addition, there is doubt that the courts of the British Virgin Islands would enforce liabilities predicated upon U.S. securities laws.


     Our Shareholders Do Not Have the Same Protections or Information Generally Available to Shareholders of U.S. Corporations Because the Reporting Requirements for Foreign Private Issuers Are More Limited Than Those Applicable to Public Corporations Organized In the United States. We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934. As a result, and though our common stock is registered under Section 12(g) of the Exchange Act, we are not subject to certain provisions of the Exchange Act applicable to United States public companies including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect to a security registered under the Exchange Act and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within six months or less). Because we are not subject to certain provisions of the Exchange Act as a foreign private issuer, our shareholders are not afforded the same protections or information generally available to investors in public companies organized in the United States.



Risks Relating to this Offering

     You May Not be Able to Sell Your Shares of Common Stock for What You Paid for Them. The exercise price of the warrants has been arbitrarily determined by us and does not necessarily bear any relationship to our assets, operating results, book value or shareholders' equity or any other statistical criterion of value. The exercise price of the warrants should not under any circumstances be regarded as an indication of any future market price of our common stock.


     You May Not Be Able to Exercise Your Warrants If We Do Not Have An Effective Registration Statement Or Have Not Complied With Applicable Laws. Exercise of our outstanding warrants is subject to our either maintaining the effectiveness of our registration statement, or filing an effective registration statement with the Securities and Exchange Commission and complying with the appropriate state securities laws. If we do not have an effective registration statement or we have not complied with all appropriate state securities laws, you will not be able to exercise your warrants to purchase a share of common stock.


     Future Sales of Restricted Shares and Shares Underlying Outstanding Publicly Traded Warrants Into the Public Market Could Depress the Market Price of the Common Stock. Approximately 3,183,077 outstanding shares of our common stock are restricted securities as that term is defined in Rule 144 under the Securities Act of 1933. Although the Securities Act and Rule 144 place certain prohibitions on the sale of restricted securities, they may be sold into the public market under certain conditions. Further, we have outstanding options and restricted warrants to purchase 714,000 shares of common stock and have reserved an additional 730,300 shares for issuance upon exercise of stock options which may be granted in the future under our existing stock option plans, in addition to 1,087,201 shares issuable upon exercise of our publicly traded warrants. It is possible that, when permitted, the sale to the public of the restricted shares or the shares acquired upon exercise of the options or warrants, could have a depressing effect on the price of the common stock. Further, future sales of these shares and the exercise of these options and warrants could adversely affect our ability to raise capital in the future.

     Because the Market Price of Our Common Stock Fluctuates, You May Not be Able to Sell Your Shares of Common Stock for What You Paid for Them. The markets for equity securities have been volatile and the price of our common stock has been and could continue to be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of common stock by officers, directors and principal shareholders, general market trends and other factors. Therefore, you may not be able to sell your stock for what you paid for it.


     Shareholders Who Do Not Exercise Their Warrants Would Be Diluted By the Exercise of Other Warrants. Our current shareholders who hold dividend warrants will have their percentage of ownership in the company diluted if they choose to let their warrants expire and other warrant holders choose to exercise their warrants.

     We Might Decide to Redeem the Warrants And You Could Be Adversely Affected. The warrants are redeemable by us at any time at $0.01 per warrant upon 30 days notice if the public trading price of the common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days. If we call the warrants for redemption, the holders of the warrants must either (i) exercise the warrants and pay the exercise price at a time when it may be disadvantageous for them to do so; (ii) sell the warrants at the then current market price when they might otherwise wish to hold the warrants; or (iii) accept the nominal redemption price, which is likely to be substantially less than the market value of the warrants. If we redeem the Warrants and do not have an effective registration statement or have not complied with all appropriate state securities laws, you will not be able to exercise your warrants and will have to accept the $0.01 per warrant redemption price or sell the Warrants (if a market exists).

     Augusta May Require Us to Repurchase The Shares Issued In Conjunction With the Purchase of Korona and Our Cash Flow Could Be Adversely Affected. Under the terms of the sales and purchase agreement for the acquisition of Korona, Augusta has the right to return to us the 180,726 shares issued to Augusta as part of the purchase price. Augusta can only exercise this right if this Form F-2 has not been declared effective by the United States Securities and Exchange Commission by January 31, 2002, provided that Augusta demands that we repurchase the shares on or before March 31, 2002. If Augusta exercises this right we would be required to exchange the shares for a promissory note totaling $1,445,808, repayable in nine monthly payments commencing April 1, 2002 and bearing interest at a rate of 8% per annum. The required repayment of the promissory note could adversely affect our cash flows from operations for the fiscal year ended March 31, 2003.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual and special reports and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Commission's Public Reference Room 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You can also obtain copies of our Commission filings by going to the Commission's website at http://www.sec.gov.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Commission requires us to both "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents, and to deliver with this prospectus copies of certain documents previously filed with the Commission on our behalf. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. This prospectus is part of a registration statement we filed with the Commission.

     We incorporate the documents listed below by reference. These documents are also delivered with this prospectus.



     o Our annual report on Form 20-F, for the fiscal year ended March 31, 2001 filed with the Commission on July 27, 2001; and


     o Our Form 6-K/A filed with the Commission on February 22, 2002 which contains our unaudited consolidated financial statements as of and for the six months ended September 30, 2001.


     We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus but not delivered with this prospectus. You should direct your request for these filings to Henry F. Schlueter, Schlueter & Associates, P.C., 1050 Seventeenth Street, Suite 1700, Denver, Colorado 80265; (303) 292-3883. You may also obtain these filings electronically at the Commission's worldwide website at http://www.sec.gov/edgarhp/htm.


     You should rely only on the information incorporated by reference, contained in the documents delivered with this prospectus or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.

                           FORWARD-LOOKING STATEMENTS

     Any statements in this prospectus which discuss our expectations, intentions and strategies for the future are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be identified by such words or phrase as "anticipate," "believe," "estimate," "expect," "intend," "project," "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projected" or similar expressions. These statements are based on information available to us on the date of this prospectus and we assume no obligation to update them. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Several factors could cause future results to differ materially from those expressed in any forward-looking statements in this prospectus including, but not limited to:

      o Timely development, market acceptance and warranty performance of new products
      o   Impact of competitive products and pricing
      o   Continuity of trends
      o   Customers' financial condition
      o   Continuity of sales to major customers
      o Interruptions of suppliers' operations affecting availability of component materials at reasonable prices
      o   Potential emergence of rival technologies
      o Success in identifying, financing and integrating acquisition candidates
      o   Fluctuations in foreign currency exchange rates
      o   Uncertainties of doing business in China and Hong Kong
      o Such additional risks and uncertainties as are detailed from time to time in the Company's reports and filings with the Commission.

     Assumptions relating to these factors involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. We intend that the forward-looking statements contained in this prospectus be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

                                 USE OF PROCEEDS

     If all of the 2,174,403 warrants are exercised, of which there can be no assurance, the maximum estimated net proceeds to us will be approximately $18,838,369 after deduction of fees and the expenses of this offering.

     We intend to use the net proceeds for working capital. Working capital may be used for further expansion of our operations, on-going operations, general and administrative expenses or any other use which the board of directors deems appropriate.

     Pending utilization, we intend to make temporary investments of the proceeds in bank certificates of deposit, interest-bearing savings and checking accounts, prime commercial paper or government obligations. An investment in interest-bearing assets, if continued for an extensive period of time within the definitions of the Investment Company Act of 1940, as amended, could subject us to classification as an "investment company" under the Investment Company Act of 1940 and to registration and reporting requirements thereunder, although we do not intend this to be a result.

                     SELECTED UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED STATEMENTS OF INCOME


     The following unaudited pro forma condensed consolidated statements of income reflect the acquisition of KORONA Haushaltswaren GmbH & Co. KG ("Korona") by Bonso Electronics International Inc. ("Bonso") as if the acquisition had occurred on April 1, 2000, for the year ended March 31, 2001 and for the six months ended September 30, 2001. The unaudited results of operations of Korona for the twelve month period ended March 31, 2001 have been included in the pro forma condensed consolidated statement of income on a U.S. GAAP basis for the year ended March 31, 2001. As the acquisition was effective May 1, 2001, the unaudited operations of Korona for the month of April 2001 have been included in the pro forma condensed consolidated statement of income on a U.S. GAAP basis for the six months ended September 30, 2001. The financial information of Korona is translated into United States dollars from Deutsche Marks at the average exchange rate for the year and the six-month period, respectively.


     The acquisition was accounted for using the purchase method of accounting. The pro forma condensed consolidated statements of income include the effect of the excess of the purchase price over the estimated fair values of net assets acquired of approximately $3 million. The amount has been allocated to the brand name of Korona and is being amortized over a period of 15 years.





     The pro forma condensed consolidated statements of income may not necessarily reflect the results of operations had the acquisition actually occurred as of the dates indicated.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME:

Fiscal year ended March 31, 2001 (in thousands, except share data)


                                                                                           Pro forma
                                          Bonso           Korona             Adjustment   consolidated
                                          -----           ------             ----------   ------------

Net Sales                              $    29,567     $    16,046        $    (1,069)(1)  $   44,544
Cost of sales                              (22,400)        (11,884)               966 (1)     (33,318)
                                       -----------     -----------        ---------------------------
Gross margin                                 7,167           4,162               (103)         11,226
Operating expenses                          (5,425)         (5,707)              (199)(2)     (10,695)
                                                                                  636 (3)
                                       -----------     -----------        ---------------------------
Income (loss) from operations                1,742          (1,545)               334             531
Other expenses, net                            (13)           (130)                              (143)
                                       -----------     -----------        ---------------------------

Income before income taxes                   1,729          (1,675)               334             388
Income tax benefits/(expenses)                (125)             47              --                (78)
                                       -----------     -----------        ---------------------------
Net income (loss)                      $     1,604     $    (1,628)       $       334     $       310
                                       ===========     ===========        ===========================

Earnings per share:
Basic                                  $      0.29                                        $      0.05
Diluted                                $      0.28                                        $      0.05
Shares used in per share calculation:
  Basic                                  5,564,536                            180,726(4)    5,745,262
  Diluted                                5,679,911                            180,726(4)    5,860,637

Six months ended September 30, 2001 (in thousands, except share data)
                                                                                             Pro forma
                                          Bonso (5)        Korona         Adjustments      Consolidated
                                          ---------        ------         -----------      ------------

Net Sales                              $    26,429     $       948                           $    27,377
Cost of sales                              (20,551)           (706)       $       103 (1)        (21,154)
                                       -----------------------------------------------------------------
Gross margin                                 5,878             242                103              6,223
Operating expenses                          (4,349)           (233)               (17)(2)         (4,549)
                                                                                   50 (3)
                                       -----------------------------------------------------------------
Income from operations                       1,529               9                136              1,674
Other income (expense), net                   (428)             66                                  (362)
                                       -----------------------------------------------------------------
Income before income taxes                   1,101              75                136              1,312
Income tax benefit/(expense)                   (26)             (0)                                  (26)
                                       -----------------------------------------------------------------
Net income                             $     1,075     $        75        $       136        $     1,286
                                       =================================================================

Earnings per share:
Basic                                  $      0.19                                           $      0.23
Diluted                                $      0.19                                           $      0.23
Shares used in per share calculation:
  Basic                                  5,585,266                             37,528          5,622,761
  Diluted                                5,614,565                             37,528          5,652,093


(1) Represents elimination of the sale of goods to Korona during the year ended March 31, 2001, and the elimination of unrealized profit on inventories held by Korona on that date, which were acquired from Bonso.

(2) Reflects the amortization of brand name of approximately $3 million on a straight-line basis over a period of 15 years.


(3) Reflects the (i) elimination of the effects of amortizing the goodwill generated from the acquisition by Korona's former shareholder in 1996 and
     (ii) the effect of the difference in depreciation expense upon the revaluation of certain long-term assets, primarily a building, acquired upon the purchase of Korona by Bonso.

(4) Reflects additional shares of our common stock issued as partial consideration for the acquisition.

(5) Includes operations of Korona subsequent to the acquisition (from May 1, 2001 to September 30, 2001).

PURCHASE PRICE ALLOCATION

     Under purchase accounting, the total purchase price had been allocated to the acquired assets and liabilities of Korona based on management's best estimate of the fair value of assets acquired and the liabilities assumed as of May 1, 2001. Due to legal restrictions on the timing of the transfer of the title of certain assets, the net assets purchased included a warehouse and an investment in a wholly-owned subsidiary of Korona. As required under the terms of the sales and purchase agreement, in June and July 2001, respectively, Augusta repurchased the investment and the warehouse from Korona at approximate net book value for cash.

     The excess of the purchase price over the fair value of net assets acquired has been allocated to the brand name of Korona. The brand name is being amortized on a straight-line basis over a 15-year period, the estimated life of the asset.


     The total purchase price is $3.6 million of which $2.7 million is to be paid in cash and $0.9 million in our common stock. Total shares issued of 180,726 are at an assumed offering price of $5.00 per share (closing market price on the date of acquisition). Under the terms of the sales and purchase agreement Augusta has the right to return to us the 180,726 shares issued if this registration statement is not declared effective by the United States Securities and Exchange Commission by January 31, 2002. This right expires March 31, 2002. If Augusta exercises this right we would be required to exchange the shares for a promissory note totaling $1,445,808, repayable in nine monthly payments commencing April 1, 2002 and bearing interest at a rate of 8% per annum.

     As we do not have sole control over the occurrence of events that give rise to Augusta's right to return the shares, these shares should be classified outside of permanent equity until the date of redemption has expired. Accordingly, we have reclassified the stock issued to Augusta as "redeemable common stock" outside of permanent equity as of September 30, 2001. The redeemable common stock continues to be shown at its fair value at the date of issuance of $903,630 rather than its redemption value of $1,445,808, because as of September 30, 2001, we had determined that it was uncertain whether Augusta would exercise its right of return. If Augusta exercises its right of return, we will have to accrete up to the redemption amount of $1,445,808. Subsequent to March 31, 2002, if Augusta does not exercise the right of return, the stock will be reclassified as permanent equity.


     The allocation of the purchase price is as follows (in millions):

        Total consideration ...............................         $  3.6
        Less:  Fair value of net assets acquired ..........           (1.3)
        Less:  Fair value of the brand name................           (3.0)
        Less:  Cash received for the warehouse
               and investment..............................           (1.0)
        Plus:  Book value of warehouse and investment......            1.0
        Plus:  Transaction and closing costs ..............            0.7
                                                                    ------
        Remaining excess of purchase price over net assets acquired $  0.0
                                                                    ======

     In July 2001, the FASB issued Statement of Financial Account Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for the purpose of assessing any potential future impairments of goodwill. SFAS 142 also requires us to identify any intangible assets that have indefinite lives and to complete a transitional impairment test on such assets in the first interim period of the fiscal year of adoption.

CAPITALIZATION AND INDEBTEDNESS


     The following table sets forth our capitalization as of September 30, 2001. Adjustments have not been made to give effect to the exercise of the warrants, because the current trading price of the Common Stock is so far below the exercise prices of the warrants that exercise is unlikely. In addition, there have not been any major subsequent events since September 30, 2001, and accordingly no adjustments have been included in the capitalization set forth below. This table should be read in conjunction with the more detailed information and financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2001, and our interim financial statements on Form 6-K/A for the period ended September 30, 2001, which have been incorporated by reference into this prospectus.


--------------------------------------------------------------------------------
                               September 30, 2001
                                   (Unaudited)
--------------------------------------------------------------------------------


Long-term debt and capital lease obligations, net                    367,956
    of current maturities(1)
--------------------------------------------------------------------------------

Redeemable common stock, par value $0.003; 180,726                   903,630
shares issued and outstanding

--------------------------------------------------------------------------------

Shareholders' equity:                                                 16,259
Common stock, $0.003 par value; 23,333,334 shares
    authorized; 5,421,133 shares issued and
    outstanding
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Additional paid-in capital                                        21,255,160

--------------------------------------------------------------------------------
Deferred consultancy fee                                           (572,130)
--------------------------------------------------------------------------------
Retained earnings                                                  8,003,122
--------------------------------------------------------------------------------
Accumulated other comprehensive income                               168,932
--------------------------------------------------------------------------------
Common stock held in treasury, at cost                              (97,500)
--------------------------------------------------------------------------------

Total long term liabilities. redeemable common                    30,045,429
    stock and shareholders' equity


--------------------------------------------------------------------------------


(1) Our banking facilities are collaterized by certain of our investment properties and certain cash deposits. Further, none of the Company's banking facilities or outstanding indebtedness is guaranteed by any of our officers or directors.


                              THE OFFER AND LISTING

Market and Price Range of Common Stock

     Our common stock is traded only in the United States over-the-counter market. It is quoted on the Nasdaq National Market under the trading symbol "BNSO." The following table sets forth, for the periods indicated, the range of high and low closing sales prices per share reported by Nasdaq. The quotations represent prices between dealers and do not include retail markup, markdown or commissions and may not necessarily represent actual transactions.


                                                                                          Average Daily
                   Period                           High                 Low                Volume(1)
                   ------                           ----                 ---                ---------
Last Five Fiscal Years
----------------------
     April 1, 1996 to March 31, 1997              $ 3.125              $ 1.8125               7,647
     April 1, 1997 to March 31, 1998              $10.25               $ 1.6875              19,570
     April 1, 1998 to March 31, 1999              $11.375              $ 3.5625              16,645
     April 1, 1999 to March 31, 2000              $19.875              $ 5.75                33,408
     April 1, 2000 to March 31, 2001              $17.5625             $ 6.00                36,724
Last Two Fiscal Years and Current Fiscal Year
---------------------------------------------
     April 1, 1999 to June 30, 1999               $ 7.625             $  5.75                13,889
     July 1, 1999 to September 30, 1999           $ 7.625             $  6.28125             14,338
     October 1, 1999 to December 31, 1999         $ 8.9375            $  6.875               23,723
     January 1, 2000 to March 31, 2000            $19.875             $  7.50                82,138
     April 1, 2000 to June 30, 2000               $17.5625            $12.125                96,038
     July 1, 2000 to September 30, 2000           $12.50              $ 7.9375               20,324
     October 1, 2000 to December 31, 2000         $11.5625            $ 6.375                28,581
     January 1, 2001 to March 31, 2001            $12.875             $ 6.00                 43,021
     April 1, 2001 to June 30, 2001               $ 7.625             $ 3.64                 39,798
     July 1, 2001 to September 30, 2001           $ 4.85              $ 2.38                  9,524

                                                    26



Most Recent Seven Months
------------------------
     May 2001                                     $ 6.10              $ 4.34                 16,223
     June 2001                                    $ 5.52              $ 4.45                 10,838
     July 2001                                    $ 4.85              $ 3.00                 11,805
     August 2001                                  $ 4.25              $ 3.00                  7,048
     September 2001                               $ 3.50              $ 2.38                 10,127
     October 2001                                 $ 2.89              $ 2.45                  3,774
     November 2001                                $ 2.75              $ 3.42                  4,195


(1)  Average daily trading volume based upon reported volumes from NASDAQ.

Selling Securityholders

     The following table sets forth

     (0) the number of shares of our common stock owned of record and beneficially by the selling securityholders as of the date of this prospectus,

     (0) the number of shares of our common stock that are to be offered and sold by the selling securityholders from time to time under this prospectus, assuming exercise of all of the warrants to be issued to selling securityholders,

     (0) the number of shares of our common stock to be owned by the selling securityholders after the offering, assuming the sale of all 730,726 of the shares of our common stock by the selling securityholders and


     (0) the percent of our outstanding shares to be owned by the selling securityholders after the offering, assuming that all 2,174,403 warrants are exercised.



                                      Shares Beneficially                 Shares Beneficially
             Selling                         Owned          Shares to be            Owned              % Owned
         Securityholder                Prior to Offering       Offered         After Offering      After Offering
         --------------                -----------------      ---------        --------------      --------------

J. Stewart Jackson                          583,075             350,000            233,075               4.08%

Profit Concepts, Ltd.                       200,000             200,000                  0                0.0%

Augusta Technologie AG                      180,726             180,726                  0                0.0%

     J. Stewart Jackson is a member of our board of directors. An aggregate of 100,000 of the shares beneficially owned by Mr. Jackson underlie warrants that were issued to Mr. Jackson in connection with the warrant dividend, and an aggregate of 20,000 of the shares beneficially owned by Mr. Jackson underlie options that were issued to Mr. Jackson pursuant to our 1996 Non-Employee Directors' Stock Option Plan. All of the shares listed above as owned by Profit Concepts, Ltd. underlie warrants previously issued to that securityholder. Profit Concepts originally was issued warrants to acquire 250,000 shares, but exercised warrants for 50,000 shares and resold those shares. All of the shares listed above as owned by Augusta Technologie AG are currently outstanding and were issued as partial consideration for KORONA Haushaltswaren GmbH & Co. KG. See "Recent Developments--Acquisition of KORONA Haushaltswaren GmbH & Co. KG," below.

Plan of Distribution

     We issued warrants as a dividend to the record holders of our warrants at the close of trading on January 19, 2000, and to all persons who exercised warrants between November 22, 1999 and the close of trading on January 19, 2000. The warrants were distributed in June 2000. The warrants entitle the holders to purchase up to 1,087,201 shares of common stock at an exercise price of $17.50 per share. The warrants originally expired on December 31, 2001; however, in October 2001, our board of directors extended the expiration date until December 31, 2002.

     We are offering the shares of common stock underlying the warrants. Those shares may be offered on a delayed or continuous basis under Rule 415 under the Securities Act. No underwriter or placement agent will be involved and no commissions or similar compensation will be paid to any person. You may resell the warrants and/or shares of common stock from time to time in transactions (which may include block transactions) on the Nasdaq SmallCap Market or the Nasdaq National Market, respectively, in negotiated transactions or through other methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. You may sell the warrants and/or common stock directly to purchasers or through broker-dealers that may act as agents or principals. Such broker-dealers may receive compensation in the form of discount, concessions or commissions from you and/or the purchasers of the warrants and/or shares of common stock.

     You and any broker-dealers that act as a principal in connection with the sale of the warrants and/or shares of common stock may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions received by them and any profit on the resale of the warrants and/or shares of common stock might be deemed to be underwriting discounts and commissions under the Securities Act. You may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the warrants and/or shares of common stock against some forms of liability, including liability arising under the Securities Act. We will not receive any proceeds from the issuance of the warrant dividend or from the sales of warrants or shares of common stock by you. Transactions involving the warrants and/or shares of common stock or even the potential of such sales, may have an adverse effect on the market price of the warrants and/or our common stock.

     We have agreed to pay all expenses incurred in connection with the registration of the securities we are offering. You will be responsible to pay any and all commissions, discounts and other payments to broker-dealers incurred in connection with your sale of the warrants and/or common stock.

     In order to comply with certain states' securities laws, if applicable, the common stock may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the common stock may not be sold unless it has been registered or qualified for sale in any of those states, or unless an exemption from registration or qualification is available and is obtained.

Expenses of the Issue

     The following table sets forth the estimated expenses in connection with this registration:

       SEC Registration Fees.............................          $   7,057
       Nasdaq Application and Entry Fees.................          $  44,750
       Printing Registration Statement, Prospectus
          and Related Documents..........................          $  25,000
       Accounting Fees and Expenses......................          $  25,000
       Legal Fees and Expenses...........................          $  75,000
       Transfer/Warrant Agent Fees and Expenses..........          $   1,500
       Miscellaneous.....................................          $   8,000
                                                                   ---------

       Total.............................................          $ 186,307



                         DIRECTORS AND SENIOR MANAGEMENT

     Bonso's directors and executive officers are as follows:

Name                        Age     Position with Bonso
----                        ---     -------------------

Anthony So                  57      President, Chief Executive Officer,
                                    Secretary, Treasurer, Chief Financial
                                    Officer, Chairman of the Board and Director
Kim Wah Chung               43      Director of Engineering and Research and
                                    Development and Director
Cathy Kit Teng Pang         39      Director of Finance and Director
Woo-Ping Fok                52      Director
J. Stewart Jackson, IV      65      Director
George O'Leary              63      Director
Henry F. Schlueter          50      Director and Assistant Secretary

     ANTHONY SO is the founder of Bonso. He has been President, Chairman of the Board of Directors and Treasurer of Bonso since its inception and has been Secretary of Bonso since July 1991. Mr. So received his BSE degree in civil engineering from National Taiwan University in 1967 and a masters degree in business administration ("MBA") from the Hong Kong campus of the University of Hull, Hull, England in 1994. Mr. So has been Chairman of the Hong Kong GO Association since 1986, and also served as Chairman of the Alumni Association of National Taiwan University for the 1993-1994 academic year. Mr. So has served as a trustee of the Chinese University of Hong Kong, New Asia College since 1994.

     KIM WAH CHUNG has been a director of Bonso since September 21, 1994. Mr. Chung has been employed by Bonso since 1981 and currently holds the position of Director of Engineering and Research and Development. Mr. Chung is responsible for all research projects and product development of Bonso. Mr. Chung's entire engineering career has been spent with Bonso, and he has been involved with every major product development made by Bonso. Mr. Chung graduated with honors in 1981 from the Chinese University of Hong Kong with a Bachelor of Science degree in electronics.

     CATHY KIT TENG PANG has been a director of Bonso since January 1, 1998. Ms. Pang was first employed by Bonso as Financial Controller in December 1996 and was promoted to Director of Finance on April 1, 1998. Ms. Pang was employed as an auditor in an international audit firm from 1987 to 1991, at which time she joined a Hong Kong listed company in the field of magnetic industry as Assistant Financial Controller. From 1994 until she joined Bonso in 1996, she was employed as Deputy Chief Accountant in a management and property development company in Hong Kong and China. Ms. Pang has a Bachelor of Business Administration degree from York University in Toronto, Canada. She is a member of the American Institute of Certified Public Accountants and of the Hong Kong Society of Accountants.

     WOO-PING FOK was elected to the Board of Directors of Bonso on September 21, 1994. Mr. Fok and his firm, Norman M.K. Yeung & Co., have served as Hong Kong counsel to Bonso since 1993. Mr. Fok was admitted to the Canadian Bar as a Barrister & Solicitor in December 1987 and was a partner in the law firm of Woo & Fok, a Canadian law firm with its head office in Edmonton, Alberta, Canada. In 1991, Mr. Fok was qualified to practice as a Solicitor of England & Wales, a Solicitor of Hong Kong and a Barrister & Solicitor of Australian Capital Territory. Mr. Fok practices law in Hong Kong and is a partner with Wong & Fok. Mr. Fok's major areas of practice include conveyancing or real property law, corporations and business law, commercial transactions and international trade with a special emphasis in China trade matters.

     J. STEWART JACKSON IV has been a director of Bonso since January 10, 2000. From 1962 until its merger with Republic Industries in 1996, Mr. Jackson served in various management capacities, including president, of Denver Burglar Alarm Co., Inc., a business founded by his family. In addition, in the mid-1960's, Mr. Jackson founded Denver Burglar Alarm Products, a separate company which invented, patented, manufactured, distributed and installed contained ionization smoke detectors and which was later sold to a conglomerate manufacturer. After the merger of Denver Burglar Alarm Co., Inc., Mr. Jackson founded Jackson Burglar Alarm Co., Inc., of which he is currently president. Mr. Jackson served on the advisory board of directors for Underwriter's Laboratories for burglar and fire alarm systems for 25 years and has been an officer in the Central Station Protection Association, which, along with the National Burglar Alarm Association, was formed by his family in the late 1940's. Mr. Jackson graduated from the University of Colorado in 1962 with a degree in Business Management and Engineering.

     GEORGE O'LEARY has been a director of Bonso since January 1997. From November 1994 to the present time, Mr. O'Leary has been President of Pacific Rim Products, Newport Beach, California, a trading company that provides offshore sourcing alternatives to U.S. based electronics companies. For eight years prior to 1994, Mr. O'Leary was President, CEO and a director of Micro General Corporation, Santa Ana, California, a manufacturer and distributor of mechanical and electronic scale products. For eight years prior to that, Mr. O'Leary was Vice President and General Manager of Lanier Business Products, Atlanta, Georgia, a manufacturer and distributor of office products. Mr. O'Leary has a Bachelor of Science degree in Electrical Engineering from Northeastern University, Boston, Massachusetts.

     HENRY F. SCHLUETER has been a Director of Bonso since October 2001, and has been the Assistant Secretary of Bonso since October 6, 1988. Since 1992, Mr. Schlueter has been the managing director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     There are no family relationships between any of Bonso's directors and executive officers.

     No arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of Bonso. The directors of Bonso are elected annually and serve until their successors take office or until their death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of Bonso.




                            DESCRIPTION OF SECURITIES

Common Stock

     We are authorized to issue 23,333,334 shares of common stock, $0.003 par value per share.

     Holders of common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors. All shares of common stock are equal to each other with respect to liquidation and dividend rights. Holders of common stock are entitled to receive dividends if and when declared by the board of directors out of funds legally available therefor under British Virgin Islands law. In the event of the liquidation of the company, all assets available for distribution to the holders of the common stock are distributable among them according to their respective holdings. Holders of common stock have no preemptive rights to purchase any additional, unissued shares of common stock. All of the outstanding shares of common stock of the company are, and those to be issued pursuant to this offering will be, fully paid and non-assessable.

     Under our Memorandum and Articles of Association and the laws of the British Virgin Islands, our Memorandum and Articles of Association may be amended by the board of directors without shareholder approval. This includes amendments increasing or reducing the authorized capital stock of the company and increasing or reducing the par value of our shares. The board of directors may also increase the capital of the company without shareholder approval by transferring a portion of the company's surplus to capital or reduce the company's capital by transferring a portion of the company's capital to surplus. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the company without any further action by the shareholders, including but not limited to a tender offer to purchase the common stock at a premium over then current market prices.

     Under United States law, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders that are obviously unreasonable may be declared null and void. The British Virgin Islands law protecting the interests of the minority shareholders may not be as protective in all circumstances as the laws protecting minority shareholders in United States jurisdictions. While British Virgin Islands law does permit a shareholder of a British Virgin Islands company to sue its directors derivatively, i.e., in the name of and for the benefit of the company, and to sue the company and its directors for his benefit and the benefit of others similarly situated, the circumstances in which any action may be brought and the procedures and defenses that may be available with respect to any action may result in the rights of shareholders of a British Virgin Islands company being more limited than those rights of shareholders in a United States company.

Preferred Stock

     Under our Memorandum and Articles of Association, we are authorized to issue up to an aggregate of 10,000,000 shares of preferred stock, $.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by our board of directors in its sole discretion without the approval of the shareholders with such designations, powers, preferences, rights, qualifications, limitations and restrictions as have not been fixed in our Memorandum of Association. As of the date of this prospectus, no shares of preferred stock have been issued.




Warrants

     We have issued 2,174,403 warrants which entitle the holders thereof to purchase 1,087,201 shares of common stock at an exercise price of $17.50 per share. We will not issue fractional shares upon exercise of warrants but, instead, we will pay the warrant holder the current market price of the fractional share, in cash. The warrants are exercisable until 2:00 p.m. (Pacific
Time) on December 31, 2002. In the event the warrants are not exercised within such period, all unexercised warrants will expire and be void and of no further force or effect. We may extend the warrant exercise period or lower the exercise price of the warrants in our discretion. The warrants will expire, become void and be of no further force or effect upon conclusion of the applicable exercise period, or any extension thereof. The warrants will be governed by the terms of a warrant agreement between U.S. Stock Transfer, Inc., as warrant agent, and us. In our option, we may redeem the warrants upon 30 days notice, at a redemption price of $.01 per warrant, if the public trading price for our common stock equals or exceeds 110% of the then-current exercise price of the warrants for 20 trading days within the preceding 30 trading days. The exercise price and the number and kind of common shares to be received upon exercise of the warrants are subject to adjustment on the occurrence of events such as stock splits, stock dividends or recapitalization. In the event of our liquidation, dissolution or winding up, the holders of the warrants will not be entitled to participate in the distribution of our assets. Additionally, holders of the warrants have no voting, pre-emptive, liquidation or other rights of shareholders, and no dividends will be declared on the warrants or the shares underlying the warrants.

     The warrants were issued to you as part of a dividend to our warrant holders and are freely tradable. Prior to this offering, our warrants have been traded on the Nasdaq SmallCap Market. Continuation of low volume trading may adversely affect the liquidity of large holdings and may contribute to high volatility of the price of our warrants. Additionally, we cannot assure you that a public trading market for the warrants will continue.

Transfer and Warrant Agent

     The transfer agent and registrar for the common stock and the warrant agent for the public warrants is U.S. Stock Transfer Corporation, 1745 Gardena Avenue #200, Glendale, California 91204.

Reports to Shareholders

     We intend to furnish annual reports to shareholders which include audited financial statements reported on by our independent accountants and quarterly reports for each of our first three quarters which contain unaudited financial statements. We will continue to comply with the periodic reporting requirements imposed on foreign issuers by the Exchange Act. We plan to furnish the same annual and quarterly reports to holders of our public warrants.


                         SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have 6,674,060 shares of common stock outstanding if all of the dividend warrants are exercised. Of these, approximately 3,392,083 shares of common stock, other than shares held by our affiliates, will be freely transferable and tradeable without restriction under the Securities Act. This includes 987,201 of the 1,087,201 shares to be issued upon exercise of the warrants. The remaining 3,181,977 shares of common stock are restricted securities. These shares may only be sold in the public United States market under an effective registration statement or in accordance with Rule 144 promulgated under the Securities Act.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has beneficially owned his or her shares for at least one year, including our affiliates, would be entitled to sell within any three-month period a number of shares equal to the greater of 1% of the then outstanding shares of our common stock (approximately 66,741 shares immediately after this offering if all of the warrants are exercised) or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the required notice of the sale. Sales under Rule 144 also are subject to certain manner of sale restrictions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell the shares without regard to the requirements described above. Sales of substantial numbers of shares of common stock pursuant to a registration statement, Rule 144 or otherwise, whether in the United States or abroad, could adversely affect the market price of the common stock.

     We also have reserved 514,000 shares of common stock for issuance upon exercise of certain outstanding options, 200,000 selling shareholder shares reserved for issuance upon exercise of certain restricted warrants and 730,300 shares for issuance upon exercise of stock options which may be granted in the future under our stock option plans. If the holders of the options exercise the options, the shares of common stock to be issued will constitute restricted securities, subject to Rule 144.


                               RECENT DEVELOPMENTS

Acquisition of KORONA Haushaltswaren GmbH & Co. KG

     Effective as of May 1, 2001 we acquired 100% of the equity of KORONA Haushaltswaren GmbH & Co. KG ("Korona"), which was formerly a wholly-owned subsidiary of Augusta Technologie AG ("Augusta"), Frankfurt am Main, Germany, for approximately $3,634,000 subject to closing adjustments. We paid approximately $2,730,000 in cash and 180,726 shares of our common stock valued at approximately $904,000 on the date of the sale. The purchase price was determined through arms-length negotiations between us and Augusta, which negotiations took into consideration Korona's business, financial position, operating history, products, intellectual property and other factors relating to Korona's business. There are no material relationships between us and Augusta.

     Korona had sales of approximately $16 million for the fiscal year ended December 31, 2000. Korona markets consumer scale products throughout Europe to retail merchandisers and distributors. These products feature contemporary designs using the latest materials and attractive packaging. We have manufactured a portion of Korona's product line under an OEM agreement since 2000 and are very familiar with Korona's stature in Europe and its potential for wider global distribution.

     Under a registration rights agreement dated May 11, 2001, we are obligated to use our best efforts to effect the registration under the Securities Act of 1933 of the 180,726 shares of our common stock issued to Augusta. The terms of the registration rights agreement provide that if the registration statement under which the shares are registered is declared effective by the Securities and Exchange Commission after November 30, 2001, Augusta may sell up to 25,000 shares in any calendar month. Under the terms of the sales and purchase Agreement for the purchase of Korona, Augusta has the right to demand that we repurchase the 180,726 shares if the registration statement is not declared effective by January 31, 2002, provided that Augusta demands that we repurchase their shares on or before March 31, 2002. If Augusta demands that we repurchase the shares, we will be required to exchange the shares for a promissory note bearing interest at a rate of 8%, totaling $1,445,808 and payable in nine monthly payments commencing April 1, 2002. In addition, if the registration of the shares is not effective by January 31, 2002, and Augusta does not exercise its right to demand that we repurchase the shares, or the registration statement does not, for any reason, remain effective until Augusta has sold or disposed of all the shares, Augusta may demand registration of the remaining shares.



New Director

     Henry F. Schlueter was elected to our board of directors by the shareholders at our annual meeting of shareholders which was held on October 10, 2001, increasing the number of directors from six to seven. Mr. Schlueter has served as our assistant secretary since October 6, 1988. Since 1992, Mr. Schlueter has been the managing director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance and corporate law. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock & Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations and the Wyoming State Bar.

     Mr. Schlueter beneficially owns 54,403 shares of our common stock, including 20,000 shares which underlie immediately exercisable options to purchase our common stock. These share holdings not including the shares underlying options, represent approximately 0.79% of our outstanding shares of common stock.

Amendment to Memorandum of Association

     At our annual meeting of shareholders held on October 10, 2001, our shareholders approved an amendment to our Memorandum of Association which created a new class of securities consisting of an aggregate of 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Shares may be issued within each class from time to time by our board of directors in its sole discretion without the approval of the shareholders with such designations, powers, preferences, rights, qualifications, limitations and restrictions as the board of directors shall fix and as have not been fixed in our Memorandum of Association.

                             ADDITIONAL INFORMATION

Share Capital

     Our authorized capital is $170,000 consisting of 23,333,334 shares of common stock, $0.003 par value per share, and 10,000,000 authorized shares of preferred stock, $0.01 par value, divided into 2,500,000 shares each of class A preferred stock, class B preferred stock, class C preferred stock and class D preferred stock. Information with respect to the number of shares of common stock outstanding at the beginning and at the end of the last three fiscal years, is presented in the Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 1999, 2000 and 2001 included in our Form 20-F for the fiscal year ended March 31, 2001.

     At November 1, 2001, there were 5,586,859 shares of our common stock outstanding, all of which were fully paid. At November 1, 2001, we had outstanding 2,174,403 warrants to purchase common stock which are publicly traded and are exercisable to purchase 1,087,201 shares of common stock at $17.50 per share until December 31, 2002. In addition, at November 1, 2001, we had outstanding 514,000 options to purchase common stock as follows:

        Number of               Exercise Price               Expiration
         Options                   per Share                    Date
        ---------                 -----------                  ------

           10,000                    $5.06                 September 8, 2007
          228,000                    $7.875                  January 6, 2010
           20,000                    $8.125                 January 12, 2010
           30,000                    $7.875                  January 9, 2011
          196,000                    $3.65                     April 9, 2011
           30,000                    $2.60                  October 14, 2011

     At November 1, 2001, there were no shares of our preferred stock outstanding.

Memorandum and Articles of Association

     Bonso Electronics International Inc. is registered in the British Virgin Islands and has been assigned company number 9032 in the register of companies. Its registered agent is HWR Services Limited and its registered office is at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The object or purpose of the company is to engage in any act or activity that is not prohibited under British Virgin Islands law as set forth in Clause 4 of our Memorandum of Association. As an International Business Company, the company is prohibited from doing business with persons resident in the British Virgin Islands, owning real estate in the British Virgin Islands or acting as a bank or insurance company. We do not believe that these restrictions materially affect the company's operations.

     Paragraph 57(c) of our Amended Articles of Association (the "Articles") provides that a director may be counted as one of a quorum in respect of any contract or arrangement in which the director is materially interested; however, if the agreement or transaction cannot be approved by a resolution of directors without counting the vote or consent of any interested director, the agreement or transaction may only be validated by approval or ratification by a resolution of the members. Paragraph 53 of the Articles allows the directors to vote compensation to themselves in respect of services rendered to the company. Paragraph 66 of the Articles provides that the directors may by resolution exercise all the powers of the company to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. Such borrowing powers can be altered by an amendment to the Articles. There is no provision in the Articles for the mandatory retirement of directors. Directors are not required to own shares of the company in order to serve as directors.

     Our authorized share capital is $170,000 divided into 23,333,334 shares of common stock, $0.003 par value, and 10,000,000 authorized shares of preferred stock, $0.01 par value. Holders of our common stock are entitled to one vote for each whole share on all matters to be voted upon by shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of directors. All of our common shares are equal to each other with respect to liquidation and dividend rights. Holders of our common shares are entitled to receive dividends if and when declared by our board of directors out of funds legally available under British Virgin Islands law. In the event of our liquidation, all assets available for distribution to the holders of our common shares are distributable among them according to their respective holdings. Holders of our common shares have no preemptive rights to purchase any additional, unissued common shares.

     Paragraph 7 of the Memorandum of Association provides that without prejudice to any special rights previously conferred on the holders of any existing shares, any share may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the directors may from time to time determine.

     Paragraph 10 of the Memorandum of Association provides that if at any time the authorized share capital is divided into different classes or series of shares, the rights attached to any class or series may be varied with the consent in writing of the holders of not less than three fourths of the issued shares of any other class or series of shares which may be affected by such variation.

     Paragraph 105 of the Articles of Association of the Company provide that our Memorandum and Articles of Association may be amended by a resolution of members or a resolution of directors. Thus, our board of directors without shareholder approval may amend our Memorandum and Articles of Association. This includes amendments to increase or reduce our authorized capital stock. Our ability to amend our Memorandum and Articles of Association without shareholder approval could have the effect of delaying, deterring or preventing a change in control of the company, including a tender offer to purchase our common shares at a premium over the then current market price.

     Provisions in respect of the holding of general meetings and extraordinary general meetings are set out in Paragraphs 68 through 77 of the Articles and under the International Business Companies Act. The directors may convene meetings of the members at such times and in such manner and places as the directors consider necessary or desirable, and they shall convene such a meeting upon the written request of members holding more than 30% of the votes of the outstanding voting shares in the Company.

     British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities. There are no provisions in the Memorandum of Association or Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

     A copy of our Memorandum and Articles of Association, as amended, has been filed as an exhibit to the registration statement on Form F-2 of which this prospectus was a part (SEC File No. 333-32524).

Material Contracts

     The Company has not entered into any material contracts outside of the ordinary course of business during the last two years except for its agreements with respect to the acquisition of Korona. For additional information about the acquisition of Korona, please see "Recent Developments -- Acquisition of KORONA Haushaltswaren GmbH & Co. KG," above.

Exchange Controls

     There are no exchange control restrictions on payments of dividends on our common stock or on the conduct of our operations either in Hong Kong, where our principal executive offices are located, or the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Taxation and repatriation of profits regarding our China operations are regulated by Chinese laws and regulations. To date, these controls have not had and are not expected to have a material impact on our financial results. There are no material British Virgin Islands laws that impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our securities. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our securities.

Taxation

     Under current British Virgin Islands law, we are not subject to tax on our income. Most of our subsidiaries' profits accrue in Hong Kong, where the corporate tax rate is currently 16%. There is no tax payable in Hong Kong on offshore profit or on dividends paid to Bonso Electronics Limited by its subsidiaries or by Bonso Electronics Limited to us. Therefore, our overall effective tax rate may be lower than that of most United States corporations; however, this could be materially and adversely affected by changes in the tax laws of the British Virgin Islands, Hong Kong or China.

     Our subsidiary Bonso Electronics (Shenzhen) Co., Ltd. was fully exempt from state income tax in the PRC for the first two years starting from the first profit making year followed by a 50% reduction over the ensuing three years. The first profit-making year of Bonso Electronics (Shenzhen) Co., Ltd was deemed to be the fiscal year ended December 31, 1998. Therefore, we are subject to income tax at the rate of 7.5% in the PRC effective January 1, 2000 to December 31, 2002.

     No reciprocal tax treaty regarding withholding exists between the United States and the British Virgin Islands. Under current British Virgin Islands law, dividends, interest or royalties paid by us to individuals are not subject to tax as long as the recipient is not a resident of the British Virgin Islands. If we were to pay a dividend, we would not be liable to withhold any tax, but shareholders would receive gross dividends, if any, irrespective of their residential or national status.

     Dividends, if any, paid to any United States resident or citizen shareholder are treated as dividend income for United States federal income tax purposes. Such dividends are not eligible for the 70% dividends-received deduction allowed to United States corporations on dividends from a domestic corporation under Section 243 of the United States Internal Revenue Code of 1986 (the "Internal Revenue Code"). Various Internal Revenue Code provisions impose special taxes in certain circumstances on non-United States corporations and their shareholders. You are urged to consult your tax advisor with regard to such possibilities and your own tax situation.

     In addition to United States federal income taxation, shareholders may be subject to state and local taxes upon their receipt of dividends.


                                  LEGAL MATTERS


     The validity of the common stock underlying the warrants will be passed upon by Harney, Westwood & Riegels, Tortola, British Virgin Islands, who have also advised us on all matters of BVI law disclosed in this prospectus.



                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the annual report on Form 20-F for the year ended March 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of KORONA Haltshauswaren GmbH & Co. KG at December 31, 2000 and 1999, and for each of the two years in the period ended December 31, 2000, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
KORONA-Haltshauswaren GmbH & Co. KG

We have audited the accompanying balance sheets of KORONA-Haltshauswaren GmbH & Co. KG as of December 31, 2000 and 1999, and the related statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KORONA-Haltshauswaren GmbH & Co. KG as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the two years ended December 31, 2000, in conformity with accounting principles generally accepted in Germany.

Accounting principles generally accepted in Germany vary in certain respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected shareholder's equity as of December 31, 2000 and 1999, to the extent summarized in Note 17 to the financial statements.



Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftspruefungsgesellshaft

Hannover, Germany
January 4, 2002

                       KORONA-Haushaltswaren GmbH & Co. KG
                                 Balance Sheets
                         German GAAP (in DEM thousands)

                                                                 December 31,
ASSETS                                                       2000          1999
                                                          -----------     ------
Fixed assets
     Intangible assets
     -----------------
         Concessions, industrial property rights
         and similar rights and values,
         as well as licenses thereto                             26           48

     Tangible assets, net
     --------------------
        Land and leasehold rights and buildings,
         including buildings on third-party land              2,084        2,196

         Other fixtures and fittings,
         tools and equipment                                    483          344

     Financial assets
     ----------------
         Shares in affiliated companies                          50           50
                                                            -------      -------
                                                              2,643        2,638
Current assets

     Inventories
     -----------
         Finished goods and goods for resale                  5,769        6,024

     Accounts receivable and other assets
     ------------------------------------
         Trade accounts receivable                           10,951        7,898
         Due from affiliated companies                           45            3
         Other assets                                             7           83

     Checks, cash on hand, cash on deposit at banks             46          304
     ----------------------------------------------         -------      -------
                                                             16,818       14,312

Prepaid expenses                                                235          700

Total assets                                                 19,696       17,650
                                                            =======      =======

SHAREHOLDERS' EQUITY AND LIABILITIES
                                                                 December 31,
Shareholders' equity                                         2000          1999
                                                          -----------     ------
     Fixed capital
     -------------
         Capital of limited partners                          1,000        1,000

     Retained Earnings
     -----------------
         Revenue reserves                                     1,610        1,610

     Profit (loss) available for distribution                (1,314)       1,578
     ----------------------------------------               -------      -------
                                                              1,296        4,188
Special item                                                                 710

Accrued Liabilities
     Provisions for taxes                                         0          370
     Other accrued liabilities                                1,734        1,495
                                                            -------      -------
                                                              1,734        1,865
Liabilities
     Bank borrowings                                          8,661        9,603
     Trade accounts payable                                     330          747
     Due to affiliated companies                              7,032            4
     Other liabilities                                          643          533
                                                            -------      -------
                                                             16,666       10,887

Total shareholders' equity and liabilities                   19,696       17,650
                                                            =======      =======
                                      F-2

                       KORONA-Haushaltswaren GmbH & Co. KG
                             Statement of operations
                            German GAAP (in DEM 000)

                                                                 Year Ended
                                                                 December 31,
                                                             2000         1999
                                                             ----         ----

Net revenue                                                 32,196       31,592

Other operating income                                       1,300          349

Cost of materials

- Cost of raw materials, consumables
  and supplies, and of purchased goods                     (23,542)     (19,899)

- Cost of purchased services                                  (105)        (180)
                                                           -------      -------
Gross profit                                                 9,849       11,862
------------

Personnel costs
- Wages and salaries                                        (1,965)      (2,214)
- social security and other pension costs                     (354)        (350)

Depreciation

- Depreciation and amortization of
  tangible and intangible assets                              (338)        (323)

Other operating expenses                                    (7,672)      (6,625)

Investment income                                                7            0

Interest expense, net                                         (836)        (489)
                                                           -------      -------

Income (loss) from ordinary business activities             (1,309)       1,861
-----------------------------------------------

Income taxes                                                     0         (269)

Other taxes                                                     (5)         (14)
                                                           -------      -------

Net income (loss)                                           (1,314)       1,578
----------------                                           =======      =======



                                             KORONA-Haushaltswaren GmbH & Co. KG
                                              Statement of Shareholders' equity
                                               German GAAP (in DEM thousands)


                                           Fixed             Revenue      Profit (loss) available
                                          capital            reserves         for distribution         Total
                                          -------            --------         ----------------         -----

As of December 31, 1998                    1,000               1,610               1,000               3,610

Dividends declared                                                                (1,000)             (1,000)
Net income                                                                         1,578               1,578
                                           -----               -----               -----               -----

As of December 31, 1999                    1,000               1,610               1,578               4,188

Dividends declared                                                                (1,578)             (1,578)
Net loss                                                                          (1,314)             (1,314)
                                           -----               -----               -----               -----

As of December 31, 2000                    1,000               1,610              (1,314)              1,296
                                           =====               =====               =====               =====




                                                            F-4



                                   KORONA-Haushaltswaren GmbH & Co. KG
                                         Statement of cash flows
                                      German GAAP (in DEM thousands)

                                                                                   Year Ended
                                                                                   December 31,
                                                                             2000               1999
                                                                         ------------         -------

Net income (loss)                                                          (1,314)              1,578

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization                                                 338                 323
Other non cash income/expenses                                               (710)                (32)
Gain/Loss on disposals of property, plant and equipment                       (62)                  0
Change in
   inventories                                                                256                 569
   trade accounts receivable                                               (3,054)              3,767
   other assets                                                               499                (274)
   trade accounts payable                                                    (417)               (570)
   other liabilities                                                         (746)             (3,875)
                                                                           ------              ------
Cash flows provided by (used in) operating activities                      (5,210)              1,486


Proceeds from disposals of property, plant and equipment                       12                   2
Purchase of property, plant and equipment                                    (342)               (204)
Purchase of intangible assets                                                  (2)                (19)
Proceeds from disposals of investments                                         50                   0
                                                                           ------              ------
Cash flows used in investing activities                                      (282)               (221)

Cash payments to owners                                                       (78)             (1,000)
Borrowings from banks, net                                                  5,312                (163)
                                                                           ------              ------
Cash flows provided by (used in) financing activities                       5,234              (1,163)

Change in cash and cash equivalents                                          (258)                102
Cash and cash equivalents at the beginning of the period                      304                 202
                                                                           ------              ------
Cash and cash equivalents at the ending of the period                          46                 304
                                                                           ======              ======

                      KORONA-Haushaltswaren GmbH & Co. KG

                        Notes to the Financial Statements
                                   German GAAP
                   (in DEM thousands, unless otherwise noted)



(1)   Accounting Principles and Valuation Standards
      ---------------------------------------------

     The annual financial The annual financial statements for KORONA-Haushaltswaren GmbH & Co. KG, Nienhagener Strasse 34, Moringen ("the Company"), as of December 31, 2000 were prepared in accordance with the provisions of the German Commercial Code (HGB).


     Intangible assets and tangible assets
     -------------------------------------
     Intangible assets and tangible assets are shown at acquisition cost less scheduled depreciation based on tax regulations. The straight-line method of depreciation was applied. New additions under non-real estate tangible fixed assets in the first 6 months are depreciated at the full depreciation rate, later additions are depreciated at 50% of the depreciation rate. Low-value assets are expensed in full in the year in which they are acquired and reported both as an increase and a decrease in the assets.

     Financial assets
     ----------------
     Financial assets are valued at acquisition cost.

     Inventories
     -----------
     Inventories are listed at average acquisition cost unless a lower market price applies as of the reporting date or a lower value applies because the purchase prices as of the reporting date are lower than acquisition cost. Appropriate reductions for obsolescence on slow-moving items were made. A flat rate of 3.41 percentage points was applied for incidental acquisition expenses (for inventories purchased in the year 2000).

     Accounts receivable and other assets
     ------------------------------------
     Accounts receivable and other assets are reported at nominal values; allowances are made as required.

     Accrued liabilities
     -------------------
     The accrued liabilities appropriately cover all recognizable risks and obligations.

     Liabilities
     -----------
     Liabilities are reported at repayment values.


     Currency translation
     --------------------
     Currency   claims  and   liabilities,   stock  on  hand  and  all   related
     income/expenses were valued at the average exchange rate based on the foreign currency purchase prices, unless a lower exchange rate on the balance sheet date necessitated a devaluation of the receivables or the stock, or a higher exchange rate on the balance sheet date necessitated an increase in the valuation of the liability.

     The accounting principles and valuation standards are the same as in the prior year.

Notes regarding certain balance sheet items and the statement of operations
---------------------------------------------------------------------------

(2)   Fixed assets

     The classification and analysis of Fixed Assets and the depreciation for the fiscal year are shown in the tables below "Statement of Changes in Fixed Assets".

     a) Intangible assets

                                                  Acquisition/manufacturing cost
                                                       2000            1999
     ---------------------------------------------------------------------------
     As of January 1                                    85              66
     Additions                                           2              19
     Disposals                                           -               -
                                                    ------          ------
     As of December 31                                  87              85
                                                    ======          ======

                                                      Accumulated Depreciation
                                                       2000             1999
     ---------------------------------------------------------------------------
     As of January 1                                    37              16
     Additions                                          24              21
     Disposals                                           -               -
                                                    ------          ------
     As of December 31                                  61              37
                                                    ======          ======

                                                           Net book value
                                                       2000             1999
     ---------------------------------------------------------------------------

     As of December 31                                  26              48
                                                    ======          ======

     b) Tangible assets - Land and buildings

                                                  Acquisition/manufacturing cost
                                                       2000             1999
     ---------------------------------------------------------------------------
     As of January 1                                 2,539              2,539
     Additions                                           -                  -
     Disposals                                           -                  -

                                                    ------             ------
     As of December 31                               2,539              2,539
                                                    ======             ======

                                                    Accumulated Depreciation
                                                       2000             1999
     ---------------------------------------------------------------------------
     As of January 1                                   343                231
     Additions                                         112                112
     Disposals                                           -                  -
                                                    ------             ------
     As of December 31                                 455                343
                                                    ======             ======

                                                           Net book value
                                                       2000            1999
     ---------------------------------------------------------------------------
     As of December 31                               2,084              2,196
                                                   =======            =======

     Tangible assets - Other fixtures and fittings, tools and equipment

                                                  Acquisition/manufacturing cost
                                                       2000             1999
     ---------------------------------------------------------------------------
     As of January 1                                 1,054              1,123
     Additions                                         342                204
     Disposals                                          68                273
                                                    ------             ------
     As of December 31                               1,328              1,054
                                                    ======             ======

                                                      Accumulated Depreciation
                                                       2000             1999
     ---------------------------------------------------------------------------
     As of January 1                                   710                791
     Additions                                         202                191
     Disposals                                          68                272
                                                    ------             ------
     As of December 31                                 845                710
                                                    ======             ======

                                                           Net book value
                                                       2000             1999
     ---------------------------------------------------------------------------
     As of December 31                                 483                344
                                                    ======             ======

     c) Financial assets - shares in affiliated companies

                                                  Acquisition/manufacturing cost
                                                       2000             1999
     ---------------------------------------------------------------------------

     As of January 1                                    50                50
     Additions                                           -                 -
     Disposals                                           -                 -
                                                    ------            ------
     As of December 31                                  50                50
                                                    ======            ======

                                                      Accumulated Depreciation
                                                       2000             1999
     ---------------------------------------------------------------------------

     As of January 1                                     -                 -
     Additions                                           -                 -
     Disposals                                           -                 -
                                                    ------            ------
     As of December 31                                   -                 -
                                                    ======            ======

                                                        Residual book value
                                                       2000             1999
     ---------------------------------------------------------------------------
     As of December 31                                  50                50
                                                    ======            ======

     The company holds 100% of the shares of R.I.S.O. Haushaltswaren GmbH, headquartered in Moringen. The equity capital as of 12/31/2000 was DM 57, in the year 2000, the company achieved a net profit of DM 1.

     The shares in Moringer Haushaltswaren GmbH were sold to Augusta Technologie Aktiengesellschaft, effective April 1, 2000.

(3)  Accounts receivable and other assets
     ------------------------------------

     Accounts receivable and other assets have a remaining term of less than one year. Specific allowances in the amount of DM 105 and general allowances in the amount of DM 286 were made at December 31, 2000.

     Other assets include travel expense advances to employees.

     Cash on deposits at banks include bank deposits with the postal bank, Deutsche Bank, Gottingen, and Volksbank Solling.

(4)  Due from affiliated companies
     -----------------------------
     The item due from affiliated companies includes a DM 45 cost allocation to R.I.S.O. Haushaltswaren GmbH, Moringen.

(5)  Prepaid expenses
     ----------------
     Prepaid expenses include prepaid interest in the amount of DM 10.

(6)  Special item
     ------------
     The analysis of the special item with a reserve portion (additional tax write-off as per ss.3 Code Supporting Special Regions) is shown below:


                             December 31.     Cancellation         December 31.
                                 1999            in 2000               2000
                             ---------------------------------------------------

     Warehouse                    710              710                    0
                             ===================================================

     The cancellation was based on a property addition in the tax balance sheet (reinstatement of original value).

(7)  Fixed capital
     -------------
     The fixed capital is reported in accordance with the legal guidelines for corporations. The variable capital accounts are reported under due to affiliated companies. The amount of DM 4 reported in the previous year was reclassified.

(8)  Accrued liabilities
     -------------------
     Other accrued liabilities primarily consist of costs for customer incentives, advertising allowances, collection reimbursements and for the preparation of the annual financial statements and invoices not yet received.

(9)  Due to affiliated companies
     ---------------------------
     The amounts owed to affiliated companies primarily relate to liabilities to Augusta Technologie-AG, Frankfurt, in the amount of DM 7,040 for loans granted (DM 5,538), cost allocations (DM 2) and non-transferred profits in the prior year (DM 1,500).

(10) Liabilities
     -----------
     The maturity of the liabilities is listed in the following schedule (1999 in parenthesis):

                                                                                                               secured by
                                     Total         with a remaining   with a remaining   with a remaining        liens
                                  liabilities         term up to           term of         term of more        or similar
                                                        1 year          1 to 5 years       than 5 years          rights
                               ------------------------------------------------------------------------------------------

Bank borrowings                     8,662               7,425               781                456              8,662
                                   (9,603)             (8,179)             (766)              (658)            (9,603)

Trade accounts payable                330                 330                 0                  0                  0
                                     (747)               (747)               (0)                (0)                (0)

Due to affiliated companies         7,032               7,032                 0                  0                  0
                                       (4)                 (4)               (0)                (0)                (0)

Other liabilities                     643                 643                 0                  0                  0
                                     (533)               (533)               (0)                (0)                (0)
                               --------------------------------------------------------------------------------------
Total                              16,667              15,430               781                456              8,662
(1999)                            (10,887)             (9,463)             (766)              (658)            (9,603)
                               ======================================================================================

     As of the reporting date, the bank borrowings were secured as follows:

     a)   DM 2,000 mortgage
     b)   Assignment of inventory as security
     c)   Assignment of receivables

     The other liabilities include tax liabilities (VAT and income tax on wages and salaries) in the amount of DM 217 (1999: DM 0) and social security liabilities in the amount of DM 52 (1999: DM 57).

(11) Revenues
     --------
     Most of the company's sales are made to domestic customers. Sales revenues consist of the following:


                                                   2000                 1999
                                               ---------------------------------
     Domestic                                      26.119              28.266
     Export                                         5,417               3,326
                                               ---------------     -------------
                                                   32,196              31,592
                                               ===============     =============

(12) Other operating income
     ----------------------
     Other operating income primarily includes income from reversal of allowances in the amount of DM 5, the cancellation of special items of DM 710, the cancellation of provisions of DM 343 (of which, DM 311 is provisions for taxes) and the receipt of written-off accounts receivable in the amount of DM 24.

(13) Personnel costs
     ---------------
     DM 10 (previous year DM 8) of the expenses for social security and other pension costs are related to pensions.

(14) Other operating expenses
     ------------------------
     Other operating expenses includes, selling, general and administration costs of DM 7,536 and among others, increases in the provision for warranties in the amount of DM 52 and the group value adjustment in the amount of DM 82.

     The liability compensation to KORONA-Haushaltswaren GmbH in the amount of DM 2 is reported under other operating expenses in accordance with the Augusta-Technologie-AG group guidelines.

(15) Interest expense, net
     ---------------------
     DM 102 (previous year DM 21) of interest expenses and DM 0 (previous year DM 13) of interest income are related to affiliated companies.

(16) Other taxes
     -----------
     The item for other taxes includes only real estate taxes. In the previous year, the real estate taxes were reported under other operating expenses. The previous year's amount (DM 13) was reclassified to allow a better comparison.

(17) Reconciliation to U.S. GAAP
     -------------------------
     KORONA-Haushaltswaren GmbH & Co. KG's financial statements are presented in accordance with German GAAP, which differ in certain significant respects from U.S. GAAP.

     Use of Estimates
     ----------------
     The preparation of financial statements requires management to make estimates and assumptions that, affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet. Actual amounts could differ from those estimates.

     The significant differences that affect net income and shareholders' equity of the KORONA-Haushaltswaren GmbH & Co. KG are set forth below:


Reconciliation of net income (loss) from German GAAP to U.S. GAAP
                                                           Year ended
                                                           December 31,
                                                     2000              1999
--------------------------------------------------------------------------------
Net (loss)  income as  reported in the
statements of operations  under German
GAAP                                               (1,314)             1,578
Purchase accounting                     (a)        (1,341)             (439)
Special item for tax purposes           (b)          (710)              (33)
Deferred taxes                          (c)           103                 5
Consolidation of wholly-owned
subsidiaries                            (d)           (51)                4
                                              ------------------------------

Net income (loss) in  accordance  with
U.S. GAAP                                          (3,313)            1,115
                                              ==============================



Reconciliation of shareholders' equity from German GAAP to U.S. GAAP
                                                             December 31,
                                                     2000                  1999
--------------------------------------------------------------------------------

Shareholders' equity as reported in
the statements of shareholders'
equity under German GAAP                            1,296                 4,188
Purchase accounting                     (a)         4,056                 5,397
Special item for tax purposes           (b)             0                   710
Deferred taxes                          (c)             0                  (103)
Consolidation of wholly-owned
subsidiaries                            (d)             3                    54
                                              ----------------------------------

Shareholders' equity  in  accordance
with U.S. GAAP                                      5,355                10,246
                                              ==================================

(a) PURCHASE ACCOUNTING

AUGUSTA Technologie Aktiengesellschaft ("AUGUSTA") acquired the Company in 1996. For German GAAP purposes, the recorded amounts of the Company's assets acquired and liabilities assumed by AUGUSTA remained at historical cost basis. For U.S. GAAP purposes, a new basis of accounting is established for the Company's assets and liabilities based upon the fair values of the respective assets acquired and liabilities assumed by AUGUSTA at the acquisition date reflected below:


                                              Useful Life        Fair Value
                                                  (Years)       Adjustments
--------------------------------------------------------------------------------

Inventory                                           1               360
Land and building                                  25             1,077
Other fixtures                                      8                74
Other assets                                      0.5             1,496
Deferred taxes                                      1               (52)
Goodwill                                           15             5,767

As a result of the new basis accounting, shareholders' equity was increased and additional charges reflected in the reconciliation of net income for the effects of increases in cost of sales, depreciation expense of tangible and intangible assets, and related deferred income tax effects. The deferred tax effects are reflected in Note 17 (c).


(b) SPECIAL ITEM FOR TAX PURPOSES

Income from the cancellation of the off-the-line-item for tax purposes (Sonderposten mit Rucklageanteil) is shown as a part of other income in the statement of operations under German GAAP. The item was first established pursuant to German Tax Law (ss. 3 Zonenrandforderungsgesetz) for tax purposes in connection with the warehouse-building and was subsequently reversed in 2000. As there is no off-the-line-item under U.S. GAAP, the income from the cancellation of this item is not part of other income 2000 under U.S. GAAP, as well.

(c) DEFERRED TAXES

Under German GAAP, deferred tax assets and liabilities are generally recognized for temporary differences between book carrying values and tax bases of assets and liabilities, with the exception of deferred tax assets relating to net operating loss carry-forwards which are recognized to the extent of offsetting deferred tax liabilities. Deferred tax assets are recognized to the extent they are expected to be realized.

Under U.S. GAAP, deferred tax assets and liabilities for temporary differences using enacted tax rates in effect at period-end are recognized in accordance with Statement of Financial Accounting Standards No. 109 ,,Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, net operating loss carry-forwards that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized.

There is a net operating loss carry-forward for tax purposes in 2000. No deferred tax asset is reported in the balance sheet under U.S. GAAP as of December 31, 2000 due to the impairment of such tax assets (DM 360). Under German Tax Law, tax loss carry-forwards are lost if a purchase of 100% of the partnership occurs.


(d) CONSOLIDATION OF WHOLLY-OWNED SUBSIDIARIES

Under German GAAP, the Company has not consolidated one company (1999:2) as it is not material to the Company's net assets, financial position and operating results. For U.S. GAAP purposes, these companies have been consolidated in 2000 and 1999.


(18) Other information
     ------------------
     Commitments and contingencies:
     ------------------------------
     KORONA-Haushaltswaren GmbH & Co. KG and R.I.S.O. Haushaltswaren GmbH are joint and severally liable for a credit line in the amount of DM 6,000 from Commerzbank AG. R.I.S.O. Haushaltswaren GmbH's liability as of December 31, 2000 was DM 0.

     Other financial obligations from lease agreements consist of the following:

                                                                    from 2001 to
                                                                     expiration

     Rent                                                                91
     Leasing                                                             74
                                                                    ------------
                                                                        165
                                                                    ============

     Employees:
     ----------
     On average, the Company had 27 employees (1999: 28). The administration was also handled for the Moringer Haushaltswaren (until March 31, 2000) and R.I.S.O. Haushaltswaren GmbH subsidiaries; the costs were charged at a flat rate in accordance with the agreement.

     Management
     ----------
     The Management is under the leadership of the general partner, KORONA Haushaltswaren GmbH, Frankfurt.

     General Managers:

     Mr. Klaus W. Reitz, Friedrichsdorf
     Mr. Axel Haas, Trier


     Group Relationships
     -------------------
     The Company is a wholly-owned subsidiary of Augusta Technologie-AG, Frankfurt. The latter prepares consolidated annual financial statements, which include the annual results of KORONA Haushaltswaren GmbH & Co. KG. The consolidated financial statements are filed with the Amtsgericht [District Court] Frankfurt/ Main under Ref. HRB 41371.


(19) Subsequent events
     -----------------
     Effective May 1, 2001, Bonso Electronics International Inc. ("Bonso") acquired 100% of the equity of the Company for approximately US$ 3.6 million. As a result of purchase accounting which will be applied to this transaction by Bonso, significant changes can be expected to the recorded assets and liabilities of the Company.

                                [Back Cover Page]

                      BONSO ELECTRONICS INTERNATIONAL INC.

                        1,087,201 Shares of Common Stock
             Issuable on Exercise of Common Stock Purchase Warrants
                                       and
         730,726 Shares of Common Stock Offered by Selling Shareholders

                                TABLE OF CONTENTS
                                                                          Page

Prospectus Summary ............................................
Risk Factors ..................................................
Where you Can Find More Information ...........................
Incorporation of Certain Documents by Reference................
Forward-Looking Statements ....................................
Use of Proceeds ...............................................
Selected Unaudited Pro Forma Condensed
    Consolidated Statements of Income
Capitalization and Indebtedness ...............................
The Offer and Listing..........................................
     Markets and Price Range of Common Stock...................
     Selling Securityholders ..................................
     Plan of Distribution .....................................
     Expenses of the Issue.....................................
Directors and Senior Management................................
Description of Securities .....................................
Shares Eligible for Future Sale ...............................
Recent Developments ...........................................
Additional Information.........................................
     Share Capital.............................................
     Memorandum and Articles of Association....................
     Material Contracts........................................
     Exchange Controls.........................................
     Taxation..................................................
Legal Matters .................................................
Experts .......................................................
Audited Financial Statements for KORONA Haushaltswaren GmbH & Co. KG

No person has been authorized to give any information or to make any representation not contained in this prospectus in connection with the offering made hereby. If given or made, such information or representations must not be relied upon as having been authorized by Bonso. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus to which it relates, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such offer to sell or solicitation of an offer to buy would be unlawful. Neither the delivery of this prospectus nor sale hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the company since the date hereof. Bonso has undertaken to file post-effective amendments to the registration statement of which this prospectus is a part if material changes or events occur during any period in which offers or sales are being made.

                                     PART II

Item 8.  Indemnification of Directors and Officers.

     Bonso's Articles of Association provide that, subject to British Virgin Islands law, every director or other officer of Bonso shall be entitled to be indemnified out of Bonso's assets against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto. A director or officer would be liable for loss, damage or misfortune if such director or officer did not act honestly and in good faith with a view to the best interests of Bonso, and, in the case of criminal proceedings, if the director or officer had no reasonable cause to believe that his conduct was unlawful.

Item 9.  Exhibits.

The following exhibits are filed as part of this registration statement, or are incorporated by reference to previously filed documents:

   Exhibit No.                    Description
   -----------                    -----------


     3.1      Amendment to Memorandum and Articles of
              Association establishing Prefered Stock                        (3)

     4.1      Form of Warrant Agreement between Bonso and the Warrant        (1)
              Agent (with form of Warrant certificate annexed)

     4.2      Specimen Certificate of Common Stock, $.003 par value and      (2)
              relevant portions of Memorandum and Articles of Association of the Registrant, as amended

     5.1      Not Used in this Filing

     5.2      Opinion and consent of Harney, Westwood & Riegels,             (3)
              P.O. Box 71, Road Town, Tortola, British Virgin Islands, as to the legality of securities being registered

     5.3      Not Used in this Filing

     5.4      Not Used in this filing

    23.1      Consent of PricewaterhouseCoopers                              (3)


    23.2      Not Used in this Filing

    23.3      Consent of Harney, Westwood & Riegels (included in             (3)
              Exhibit 5.2)

    23.4      Not Used in This Filing

    23.5      Not Used in This Filing

    23.6      Consent of Ernst & Young                                       (3)

--------------------------
(1)  Previously filed.

(2) This document has been previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-2 (SEC Registration No. 33-84872) and is hereby incorporated by reference.

(3)  Filed herewith.

Item 10.  Undertakings

     With regard to the securities of the registrant being registered pursuant to Rule 415 under the Securities Act of 1933, the registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F (17 CFR 249.220f) at the start of any delayed offering or throughout a continuous offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to which the prospectus is sent or given: the registrant's latest filing on Form 20-F, Form 40-F or Form 10-K, and any filing on Form 10-Q, Form 8-K or Form 6-K incorporated by reference into the prospectus.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on February 21, 2002.


                                 BONSO ELECTRONICS INTERNATIONAL INC.


                                 By: /s/ Anthony So
                                     -------------------------------------------
                                         Anthony So, President

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


Date: February 21, 2002                /s/ Anthony So
                                       -----------------------------------------
                                       Anthony So, President (Chief Executive
                                       Officer), Secretary, Treasurer (Chief
                                       Financial Officer) and Chairman of the
                                       Board of Directors


Date: February 21, 2002                /s/ Kim Wah Chung
                                       -----------------------------------------
                                       Kim Wah Chung, Director


Date: February 21 , 2002               /s/ Woo Ping Fok
                                       -----------------------------------------
                                       Woo Ping Fok, Director


Date: February 21 , 2002               /s/ Cathy Pang
                                       -----------------------------------------
                                       Cathy Pang, Director


Date:
                                       -----------------------------------------
                                       George O'Leary, Director


Date:
                                       -----------------------------------------
                                       J. Stewart Jackson, Director


Date: February 21, 2002                /s/ Henry F. Schlueter
                                       -----------------------------------------
                                       Henry F. Schlueter, Director


                                       SCHLUETER & ASSOCIATES, P.C.

Date: February 21, 2002                /s/ Henry F. Schlueter
                                       -----------------------------------------
                                       Henry F. Schlueter, Authorized
                                      Representative in the United States

                                  EXHIBIT INDEX

  Exhibit No.                      Description                              Page
  -----------                      -----------                              ----


     3.1        Amendment to Memorandum and Articles of Association          (3)
                establishing Preferred Stock

     4.1        Form of Warrant Agreement between Bonso and the Warrant      (1)
                Agent (with form of Warrant certificate annexed)

     4.2        Specimen Certificate of Common Stock, $.003 par value and    (2)
                relevant portions of Memorandum and Articles of Association of the Registrant, as amended

     5.1        Not Used in this Filing

     5.2        Opinion and consent of Harney, Westwood & Riegels,           (3)
                P.O. Box 71, Road Town, Tortola, British Virgin Islands, as to the legality of securities being registered

     5.3        Not Used in This Filing

     5.4        Not Used in This Filing

    23.1        Consent of PricewaterhouseCoopers                            (3)

    23.2        Not Used in this Filing

    23.3        Consent of Harney, Westwood & Riegels (included in           (3)
                Exhibit 5.2)

    23.4        Not Used in This Filing

    23.5        Not Used in This Filing

    23.6        Consent of Ernst & Young                                     (3)
---------------------------
(1)  Previously filed.

(2) This document has been previously filed as Exhibit 4.1 to the Registrant's Registration Statement on Form F-2 (SEC Registration No. 33-84872) and is hereby incorporated by reference.

(3)  Filed herewith.


                                      II-4